SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

SILICOM LTD.
(Translation of Registrant’s name into English)

8 Hanagar Street, Kfar Sava, Israel 44000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto and incorporated by reference herein are portions of the prospectus made public in Israel in connection with a contemplated underwritten public offering in Israel. The attached updates information regarding Silicom Ltd. (the “Registrant”) previously disclosed in its public filings with the SEC and discusses new information regarding the Registrant not previously disclosed in its public filings with the SEC.

        The securities offered pursuant to the prospectus in Israel have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Date: January 18, 2006

SECTIONS OF THE ISRAELI PROSPECTUS

Forward Looking Statements

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. We have based these forward-looking statements on our current expectations and projections about future events.

        All statements contained in this prospectus other than statements of historical fact are forward-looking statements. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “seek,” “anticipate” and similar expressions may identify forward-looking statements but, but the absence of these words does not necessarily mean that a statement is not forward-looking. All forward looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

        The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

         The Summary Consolidated Financial Data

        The following summary consolidated statement of income data for the years ended and as at December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited financial statements set forth in our 2004 20-F. These financial statements have been prepared in accordance with US GAAP and audited by Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International independent registered public accounting firm. The summary consolidated statement of income data for the years ended and as at December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002, have been derived from our audited financial statements not included in our 2004 20-F and have also been prepared in accordance with US GAAP. We derived the statement of operations data for the nine months ended September 30, 2005 and 2004 and balance sheet data as of September 30, 2005 from the unaudited financial statements included in this prospectus, which have been prepared in accordance with U.S. GAAP. You should read this summary financial data together with our consolidated financial statements and the notes to those statements, together with “Item 5. Operating and Financial Review and Prospects” included in our 2004 20-F.

CONSOLIDATED STATEMENTS OF INCOME DATA:

	Unaudited Nine Month Period Ended Sept. 30,		Year Ended December 31,
	In thousands of US$

	2005	2004	2004	2003	2002	2001	2000

Sales	$7,750	$2,978	$4,559	$3,725	$2,726	$4,530	$7,769

Cost of sales	4,652	2,045	2,999	2,160	2,091	3,635	4,829

Gross profit	3,098	933	1,560	1,565	635	895	2,940

R&D costs, gross	1,163	1,222	1,596	1,647	1,523	1,333	1,418
(Less) government
royalty-bearing participations	(71)	(103)	(145)	(150)	15	(469)	(410)

R&D costs, net	1,092	1,119	1,451	1,497	1,538	864	1,008
Selling, marketing, general
and administrative expenses	1,173	971	1,332	1,604	1,734	1,738	1,419

Total operating expenses	2,265	2,090	2,783	3,101	3,272	2,602	2,427

Operating income (loss)	833	(1,157)	(1,223)	(1,536)	(2,637)	(1,707)	513
Other expenses	-	-	-	-	-	-	-
Financial income (expenses),
net	16	4	(17)	27	152	254	398

Income (loss) before taxes on
income	849	(1,153)	(1,240)	(1,509)	(2,485)	(1,453)	911
Taxes on income	-	-	-	-	-	33	24

Net income (loss)(1)	849	(1,153)	(1,240)	(1,509)	(2,485)	(1,486)	887

Earnings (loss) per share

Basic earnings (loss) per
ordinary share	$0.20	$(0.27)	$(0.30)	$(0.37)	$(0.60)	$(0.36)	$0.22

Weighted average number of
ordinary shares used to
compute basic earnings (loss)
per share (in thousands)	4,241	4,199	4,190	4,112	4,110	4,110	4,103

Diluted earnings (loss) per
ordinary share	$0.20	$(0.27)	$(0.30)	$(0.37)	$(0.60)	$(0.36)	$0.20

Weighted average number of
ordinary shares used to
compute diluted earnings
(loss) per share (in thousands)	4,349	4,199	4,190	4,112	4,110	4,110	4,394

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an "Approved Enterprise" under Israeli law. As such, the Company was not required to pay full income tax for a period of up to seven years ending in 1997 and also for ten years ending in 2006. See Note 10B to the Financial Statements and "Item 10" - Additional Information - Taxation." included in our Annual Report for the year ended December 31, 2004 on Form 20-F.

	As of Sept. 30	As of December 31
	2005 Unaudited	2004	2003	2002	2001	2000

Consolidated Balance
Sheets Data:
Working capital	$4,196	$3,147	$3,675	$5,686	$5,583	$9,051
Total assets	$7,605	$5,525	$6,118	$7,404	$9,658	$12,159
Short-term debt	$2,569	$1,530	$1,046	$976	$760	$1,812
Long-term debt	$963	$957	$895	$743	$728	$691
Shareholders' equity	$4,073	$3,038	$4,177	$5,685	$8,170	$9,656
Number of shares
outstanding	4,295,400	4,213,550	4,126,800	4,125,300	4,125,300	4,125,300

         Risk Factors

        This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

         Our Multi Port Gigabit Ethernet Server Networking products, including our TOE/iSCSI products are characterized by long sales cycles

        The Multi Port Gigabit-Ethernet Server Networking Adapters we manufacture and sell, became our principal sales growth engine in 2004 and we expect them to continue being so in the coming years. Our sales of these products and the sales of our TOE/iSCSI products, typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals. The decision making process of our customers includes several time consuming processes: they need to define the required configuration of their server system/appliance, derive the need for adapters, evaluate adapters, qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before receiving an initial order. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse affect on our business, results of operations and financial condition.

        The loss or ineffectiveness of our original equipment manufacturers may have a material adverse effect on our operations and financial results.

        Our sales and marketing strategy is to develop and maintain strategic relationships with leading original equipment manufacturers (“OEMs”), installers and integrators in the computer industry, which sell our connectivity products under their own private labels or integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may represent other lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products (although our standard agreements do not allow return of products). The termination or loss of several OEMs at approximately the same time, without being able to compensate this loss with sales to other new OEM customers might have a material adverse effect.

         The markets for our products change rapidly and demand for new products is difficult to predict.

        The markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards. For example, innovations in the modem and Ethernet industries have enabled PC manufacturers to incorporate modems and Ethernet cards in their original products. Such innovations have eliminated much of the need for our legacy products and have caused the market for these products to decline significantly. As such, our Modem PC Cards have been completely phased out and we believe that our Ethernet/Fast Ethernet PC Cards will also be phased out completely over time. We intend to continue making substantial investments in product and technology development. Although we have recorded growing sales of our new lines of products, Multi Port Gigabit-Ethernet Server Networking Adapters and TOE/iSCSI Network Adapters, there can be no assurance that we will continue to be successful in selecting, developing, manufacturing and marketing enhanced and new products in a timely manner.

      We may experience difficulty in developing new, commercially successful products at acceptable release times.

        Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although throughout 2004 and the first nine months of 2005 we recorded growing sales of our latest lines of products, Multi Port Gigabit-Ethernet Server Networking Adapters and TOE/iSCSI Network Adapters, we cannot guarantee that these products will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

         Loss of our sources for certain key components could harm our operations.

        Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. In the event that we are not able to purchase key components of our products from our limited sources, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

        The market for our products is highly competitive and some of our competitors may be better positioned than we are.

        The data communications industry is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, in the evolving server networking industry for which we have developed our multi-port Gigabit-Ethernet Server Networking cards, our main competitor is Intel, in the TOE industry our main competitors are Alacritec, Inc. and Adaptec, Inc. and in the iSCSI industry our main competitors are Emulex, Inc., Qlogic, Inc., and JNI, Inc. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

         Our success depends on the protection of our intellectual property rights.

        Our success and ability to compete depend to a significant degree on our proprietary technology. The measures we have taken to protect our proprietary technology afford only limited protection, and, accordingly, there can be no assurance that such steps will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. Despite our efforts, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary.

         We may not be able to prevent others from claiming that we have infringed their proprietary rights.

        We cannot guarantee that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims have merit. Significant and protracted litigation may be necessary to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit. Although we believe that all our products use only our intellectual property, or intellectual property which is properly licensed to us, in the event that any infringement claim is brought against us and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses. There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us could seriously harm our business, operating results and financial condition. While there are no lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, we have been a party to such claims in the past and may be party to such claims in the future.

         We are dependent on key personnel.

        Our success has been, and will be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future. Competition for such personnel is intense. There can be no assurance that we will be able to attract, assimilate or retain key personnel in the future and our failure to do so would have a material adverse affect on our business, financial condition and results of operations.

         Exchange rate fluctuations and international risks could increase the cost of our operations.

        Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We believe that the rate of inflation in Israel and exchange rate fluctuations between the New Israeli Shekel (NIS) and the U.S. dollar have had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, if the timing of such devaluation lags behind inflation in Israel or if the dollar devaluates against the NIS. See Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2004, “Operating and Financial Review and Prospects — Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets.”.

        The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

        Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lower than expected market prices for our ordinary shares and our shareholders may not be able to resell their shares for more than they paid for them.

         Israeli courts might not enforce judgments rendered outside of Israel.

        We are incorporated in Israel. Most of our executive officers and all of our directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

         The political environment and hostilities in Israel could harm our business.

        Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. A significant increase in violence began in September 2000 and has continued with varying levels of severity into 2005 and negotiations between Israel and Palestinian representatives ceased for some time. Beginning in late September 2000 and until the first months of 2005, there was a significant increase in hostilities and unrest as between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority. Since the beginning of 2005, negotiations between Israel and the Palestinian Authority have been renewed and hostilities have diminished. While such development has calmed the region and while previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

         Many of our employees in Israel are required to perform military reserve duty.

        All non-exempt male adult permanent residents of Israel under the age of 40 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

         We are affected by volatility in the securities markets.

        Due to the recent downturn in the world economy, the securities markets in general have recently experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and Internet, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and grow their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial results.

         We are affected by worldwide downturns in industries based on technology.

        The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. Cable companies and internet providers were severely affected by the recent downturn in internet related technologies, and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We can give no assurance that our results will not be affected on a going forward basis by any future downturns.

Use of Proceeds

        The net proceeds that we will receive from this offering are estimated to be (i) NIS 25 million in the event ordinary shares and Options Certificates (Series 1) are issued in accordance with Alternative A, (ii) NIS 30 million in the event ordinary shares and Options Certificates (Series 1) are issued in accordance with Alternative B, and (iii) NIS 38 million in the event ordinary shares are issued in accordance with Alternative C, in each case after deduction of the underwriters’ fees and commissions and the estimated expenses of the offering. We expect each unit sold under Alternative A to be sold at a price of NIS 2,771.2 per unit and each unit sold under Alternative B to be sold at a price of NIS 3,325.4 per unit; for purposes of estimating net proceeds, we have assumed that each unit sold under Alternative C will be sold at the minimum price of NIS 4,156.8 per unit.

        We intend to use the net proceeds from this offering for working capital, general corporate purposes, investments or acquisitions, as shall be determined from time to time by our board of directors. We believe that the proceeds from the offering will provide us with more financial flexibility.

        Additional Information Regarding Financing Facilities

        Loan Facilities

        We are party to a short term loan agreement dated October 31, 2005, with Bank Hapoalim Ltd. providing for a term loan of $500,000 at an interest rate of LIBOR plus 1.6% (interest payable monthly) until maturity in 30.11.2006. We gave certain guarantees and made certain undertakings in order to secure the loan including the creation of a first ranking floating charge on all of our assets, funds, property and rights, which we have or will have from time to time, and provided the bank with certain covenants not to distribute dividends without first obtaining the consent of the bank, to retain cash reserves of at least $500,000 and to maintain shareholder equity at no less than 40% of our net asset value (but in no event less than $2,000,000).

Major Shareholders

        Except as noted herein, to our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government or any other natural person(s) and no arrangements exist the operation of which may at a subsequent date result in a change in control of the company.

        The shareholders of the Company who own over 5% or more of each class of shares, as well as the number of shares owned and the percentage of outstanding shares owned by each, and additional information, is set forth below. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years
Yehuda Zisapel	927,586	20.93%	No
Zohar Zisapel	834,987	19.19%	+53,101
Avi Eizenman	316,015	7.05%	No

        As of January 1, 2006, there were approximately 16 record holders of ordinary shares, including approximately 10 record holders in the United States. Collectively, these record holders held approximately 36% of the outstanding ordinary shares.

        Related Party Transactions

        The following discussion includes summaries of the significant terms of various agreements and transactions. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits to our 2004 20-F.

        The Companies Law requires that certain related party transactions be approved as provided for in a company’s articles of association and, in certain circumstances, by a company’s audit committee or its shareholders. Our Audit Committee is responsible for reviewing potential conflicts of interest situations where appropriate.

        Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. Mr. Yehuda Zisapel currently serves as a Director on our board of directors. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described below.

        The other members of the Rad Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Rad Data Communications provided us until January 31, 2004 with certain services pursuant to a sublease agreement for space in Mahwah, New Jersey, for which we paid $924 per month in rent, and $410 for maintenance and utilities. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. Currently, the base monthly rent payments for this space are $405, plus an additional $50 per month for maintenance and utilities.

        Finally, the Rad Group provides us with certain personnel and other services, and is reimbursed by us for the costs of providing such services.

[1] The table above includes the number of shares and underlying options that are exercisable within 60 days of January 1, 2006. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

        We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the Rad Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties. Related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest to the extent that they are considered “extra-ordinary transactions” under the Israeli Companies Law- 1999, or transactions which raise issues of such office holders’ fiduciary duties, may require audit committee, board of directors and shareholder approval under the Companies Law.

        In addition to being a founder, director and principal shareholder of each member of the Rad Group, Yehuda Zisapel is the founder and principal shareholder of Bynet and its subsidiaries. Bynet acts as a distributor in Israel for us and for other members of the Rad Group and also acts as a distributor in Israel for numerous unaffiliated manufacturers of data communications and other equipment. We believe that the terms of our relationship with Bynet are generally no less favorable to us than terms which might be available to us from unaffiliated third parties.

        Except as indicated above, we do not currently compete with other members of the Rad Group and do not currently contemplate engaging in competition with any other member of the Rad Group in the future. However, opportunities to develop, manufacture or sell new products (or otherwise enter new fields) may arise in the future, which opportunities might be pursued by us or by one or more other members of the Rad Group to the exclusion of (or in competition with) other members of the Rad Group (including us). In the event that any such opportunity arises, the directors then in office will determine whether or not we should seek to pursue it. Any such determination will be based upon such factors as the directors then deem relevant. However, in making any such determination, the directors will be bound by their fiduciary duties to the Company (and to any other corporation or other person to whom they then owe a fiduciary duty).

        On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. The Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Agreement also provides that the expenses of these directors and officers for obligations that are connected to an act performed in their capacity as an officer of the Company will be paid by us. This right to indemnification is limited, and does not cover breaches of an officers’ duty of loyalty or care, or reckless disregard for the consequences of such breach. The right to indemnification also does not cover acts that are taken intentionally to realize personal gain. The maximum amount of our liability under the Indemnification Agreement is currently $3,000,000. On January 7, 2004 our shareholders also approved the procurement of a 12 month discovery period relating to our directors and officers insurance policy, which expired on April 30, 2003. We procured such discovery period, which was in effect until April 30, 2004. The discovery period provided coverage for incidents or actions that were originally covered by the insurance policy that expired on April 30, 2003, in the event that claims arising from such incidents or actions were initiated between April 30, 2003 and April 30, 2004. On December 30, 2004 our shareholders approved the procurement of a new insurance policy for our directors and officers to provide for coverage of up to $4,000,000, effective from February 1, 2004 until January 31, 2005. This policy has been renewed for the period of February 1, 2005 until January 31, 2006, following approval by our audit committee, board of directors and shareholders. At our annual general meeting of our shareholders in September 2005, our shareholders also approved and any further extensions, renewals and increases of the policy, from time to time, as our audit committee and the board of directors deem necessary. All of our directors are parties to our Indemnification Agreement and are covered by our directors and officers insurance policy.

        Additional Information

        The Company is authorized to issue 10,000,000 Ordinary Shares, par value NIS 0.01 per share. As of September 30, 2005, 4,295,400 Ordinary Shares were outstanding, and as of January 1, 2006, there were outstanding 4,351,050 Ordinary Shares. All outstanding Ordinary Shares are validly issued, fully paid and nonassessable.

        As of January 1, 2006, we also have outstanding 452,000 options issued to directors, officers, employees and consultants to purchase ordinary shares under our 1993, 1994, 2000 and 2004 option plans as follows:

Number of Options	Exercise Price Per Share	Expiration Date
8,500	0.9	01/2012
4,000	1.69	08/2009
17,800	2.25	11/2009
30,000	2.50	06/2008
225,000	2.53	12/2014
20,000	3.19	06/2015
40,000	5.00	01/2010
106,700	5.75	08/2010
Total
452,000

        Exemption, Insurance and Indemnification of Directors and Officers

Exemption of Office Holders

        The Israeli Companies Law of 1999 provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to do so.

Office Holder Insurance

        Our Articles of Association provide that subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our directors and office holders with respect to:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

        We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for claims arising from wrongful acts they committed in their capacity as an officer or a director. The total aggregate insurance may not exceed $4 million.

Indemnification of Office Holders

        Our Articles of Association also include the following provisions:

—	a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events that the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances;

—	a provision authorizing us to retroactively indemnify an office holder;

—	a provision authorizing us to indemnify an office holder against a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an office holder;

—	a provision authorizing us to indemnify an office holder against reasonable litigation expenses, including attorneys’ fees, expended by such office holder or charged to him by a court, in proceedings we institute against him, or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder; and

—	a provision stating that our articles shall not limit us in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification, to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law.

The Companies Law was recently amended to also permit indemnification of reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        The recent amendment to the Companies Law also provides that an undertaking by a company to indemnify an office holder must be limited to events which its board of directors deems to be foreseeable in light of the company’s actual operations at the time of the undertaking and limited to a sum or criterion that the board of directors determines to be reasonable under the circumstances, and the undertaking must delineate those events and such sum or criterion which the board determined to be reasonable. This amendment to the Companies Law imposes these conditions only on undertakings to indemnify an office holder for financial liabilities imposed by judgments but not for litigation expenses.

Limitation on Exemption, Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an office holder for, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder as a result of a criminal offense.

Required Approvals

        In addition, pursuant to the Companies Law, indemnification of and procurement of insurance coverage for our office holders must be approved by its audit committee and board of directors and, for indemnification and insurance for directors and controlling shareholders, also by its shareholders.

Indemnification and Exemption Letters

        We have not issued any specific indemnification or exemption letters to our directors. For the terms of directors and officers insurance policy, see Section 1.14 “Related Party Transactions”.

        Recent Sales of Unregistered Securities

        During the past three years, we issued securities without registration under the Securities Act of 1933 as follows:

Year	Number of Options	Exercise Price per share
2003	0	-
2004	240,500	$2.53
2005	20,000	$3.19

        Directors and Senior Management

        The following table sets forth information regarding our officers, directors and senior managers as of January 1, 2006.

Name	Age	Current Position with Company

Avi Eizenman	48	Chairman of the Board

Shaike Orbach	54	Chief Executive Officer, Director

Yehuda Zisapel	62	Director

Einat Domb-Har	38	Outside Director

Ilan Kalmanovich	39	Outside Director

David Hendel	44	Vice President Research and Development

Eran Gilad	38	Chief Financial Officer

        Avi Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from our inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Chairman of the Board. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

        Shaike Orbach has been President and Chief Executive Officer of the Company since April 2001. In December, 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

        Yehuda Zisapel is a co-founder of the Company. He has served as a Director since its inception and served as Chairman of the Board from 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd. (“Rad”), Bynet Data Communications Ltd. (“Bynet”) and its subsidiaries and other companies in the Rad Group. We have certain dealings with members of the Rad Group. See “Item 7. Major Shareholders and Related Party Transactions.” In 1966 and 1968, Mr. Zisapel received a B.Sc. and an M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.

        Einat Domb-Har has served as the CFO of Stage One Venture Capital, which focuses on seed investment in the telecom industry, since April 2004. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four Venture Capital Funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an MBA from the Israeli extension of Bradford University.

        Ilan Kalmanovich has acted as an independent consultant since 2003 and as Vice President of Fahn Kaneh Consulting since 2004. From 2001 to 2002, Mr. Kalmanovich served as the vice president of Igud Hashkaot Ve’yizum (A.S.I.) Ltd. of the Igud Bank Group. From 1996 to 2000 he served as a senior consultant at BDO Ziv Haft Consulting and Management Ltd. From 2003 to May 2004 Mr. Kalmanovich served as a director on the board of Satcom Systems Ltd. and previously served as a director on the board of Cukierman & Co. Investment House Ltd., and as an alternate director at Catalyst Investments L.P., the general partner of the Catalyst Fund L.P. venture capital fund. Mr. Kalmanovich holds a B.Sc degree (with honors) in Industrial Engineering from Ben-Gurion University and an MBA from Tel Aviv University. He also serves as a court-certified mediator and holds a license for investment consulting from the Israeli Securities Authority.

        David Hendel has been Vice President, Research and Development of the Company since 1995. From 1991 to 1995, he served as a Senior Hardware Engineer of the Company. Mr. Hendel previously served as an engineer in the Intelligence Corps of the Israeli Defense Forces. He holds a B.Sc. degree in Electrical Engineering from Ben-Gurion University.

        Eran Gilad has been the Chief Financial Officer of the Company since May 2005. From 2002 to 2004 Mr. Gilad served as VP Finance & Operation at Frontline PCB Solutions Ltd. From 2000 until 2002 Mr. Gilad held senior financial and operational positions at Lynx Photonic Networks Inc. From 1996 until 2000 Mr. Gilad held senior financial positions at Technomatix Technologies. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.